P.O. Box 2600 Valley Forge, PA 19482-2600 610-669-9296 anthony_coletta@vanguard.com

November 4, 2021

Lisa N. Larkin, Esq.
Chad Eskildsen
U.S. Securities and Exchange Commission             via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Chester Funds (the “Registrant”)
File Nos. 333-260047; 333-260048; 333-260049; 333-260050; 333-260051; 333-260052; 333-260053; 333-260054; 333-260055; 333-260056; 333-260057; 333-260058
Registration Statements on Form N-14

Dear Ms. Larkin and Mr. Eskildsen:

This letter responds to the comments you provided on October 25, 2021 and November 2, 2021, to the Registrant’s Registration Statements on Form N-14 (the “Registration Statements”) filed with the Commission on October 5, 2021, in connection with the following reorganizations:

Acquired Funds (each, an “Acquired Fund” and collectively, the “Acquired Funds”)	Acquiring Funds (each, an “Acquiring Fund”; collectively, the “Acquiring Funds”; and together with the Acquired Funds, the “Funds”)
Vanguard Institutional Target Retirement Income Fund	Vanguard Target Retirement Income Fund
Vanguard Institutional Target Retirement 2015 Fund	Vanguard Target Retirement 2015 Fund
Vanguard Institutional Target Retirement 2020 Fund	Vanguard Target Retirement 2020 Fund
Vanguard Institutional Target Retirement 2025 Fund	Vanguard Target Retirement 2025 Fund
Vanguard Institutional Target Retirement 2030 Fund	Vanguard Target Retirement 2030 Fund
Vanguard Institutional Target Retirement 2035 Fund	Vanguard Target Retirement 2035 Fund
Vanguard Institutional Target Retirement 2040 Fund	Vanguard Target Retirement 2040 Fund
Vanguard Institutional Target Retirement 2045 Fund	Vanguard Target Retirement 2045 Fund
Vanguard Institutional Target Retirement 2050 Fund	Vanguard Target Retirement 2050 Fund
Vanguard Institutional Target Retirement 2055 Fund	Vanguard Target Retirement 2055 Fund
Vanguard Institutional Target Retirement 2060 Fund	Vanguard Target Retirement 2060 Fund
Vanguard Institutional Target Retirement 2065 Fund	Vanguard Target Retirement 2065 Fund

The Acquired Funds and the Acquiring Funds are each a series of the Registrant. Capitalized terms used herein, and not otherwise defined, have the meanings assigned in the Registration Statements. Responses apply to all Funds, as applicable, unless otherwise noted.

Lisa N. Larkin, Esq.
November 4, 2021

Comment 1:	Key Points About the Reorganization

Comment:	In the “Lower Costs for Shareholders” section, please clarify how the Combined Fund will achieve the reduced expense ratio.

Response:	The Registrant has revised the disclosure to clarify that the Combined Fund will achieve the reduced expense ratio by investing in lower-cost share classes of the underlying funds.

Comment 2:	Comparison of Principal Investment Strategies

Comment:	In the “Comparison of Principal Investment Strategies” section, please clarify that information about the Funds’ asset allocation strategies is available in the Prospectus.

Response:	The Registrant has revised the disclosure in the manner requested.

Comment 3:	Comparison of Fees and Expenses

Comment:	Please confirm that there have not been any material changes to the fees and expenses provided as of March 31, 2021.

Response:	The Registrant confirms that there have not been any material changes to the fees and expenses provided as of March 31, 2021.

Comment 4:	Comparison of Fees and Expenses

Comment:	Please supplementally explain why Acquired Fund Fees and Expenses are being restated.

Response:
Each Fund’s expense ratio is based solely on the fees and expenses associated with the Fund’s investments in the underlying funds. Each Combined Fund is expected to have an expense ratio of 8 basis points, which is lower than the current expense ratios for each Acquiring Fund and Acquired Fund. To achieve the lower expense ratio, each Combined Fund will reduce its Acquired Fund Fees and Expenses by investing in lower-cost share classes of the underlying funds. Accordingly, the Registrant has restated Acquired Fund Fees and Expenses and Total Annual Fund Operating Expenses to reflect expenses anticipated at the time of the closing of the Reorganizations.

Comment 5:	Comparison of Portfolio Turnover

Comment:	Please confirm that each Fund’s portfolio turnover rate will be completed in the definitive filing.

Response:	The Registrant confirms that each Fund’s portfolio turnover rate, as well as any other outstanding information, will be completed in the definitive filing.

Lisa N. Larkin, Esq.
November 4, 2021

Comment 6:	Asset Allocation Framework

Comment:
In the “Asset Allocation Framework” section, please update the targeted asset allocation table with more recent information or, in the alternative, confirm that more recent information is not available.

Response:	The Registrant has updated the targeted asset allocation table with information as of September 30, 2021.

Comment 7:	Asset Allocation Framework

Comment:	Consider revising the format of the asset allocation framework tables.

Response:
The Registrant respectfully declines to make this change. The presentation of the asset allocation framework tables is consistent with the presentation in the Funds’ prospectuses and the Registrant believes that it facilitates a shareholder’s ability to review the targeted asset allocation for the Acquiring and Acquired Funds.

Comment 8:	Asset Allocation Framework (Vanguard Institutional Target Retirement 2015 Fund and Vanguard Target Retirement 2015 Fund)

Comment:	Please supplementally confirm when Vanguard Institutional Target Retirement 2015 Fund and Vanguard Target Retirement 2015 Fund will be combined with the Target Retirement Income Fund.

Response:
As described in the Vanguard Institutional Target Retirement 2015 Fund prospectus and the Vanguard Target Retirement 2015 Fund prospectus, once the Fund’s asset allocation is similar to that of the Target Retirement Income Fund, the Fund’s board of trustees may approve combining the Fund with the Target Retirement Income Fund. The Registrant expects the combination to occur within seven years after 2015 and sometime following the closing of the merger of Vanguard Institutional Target Retirement 2015 Fund with and into Vanguard Target Retirement 2015 Fund.

Comment 9:	Information About the Reorganization

Comment:	In the “Information About the Reorganization” section, please revise the disclosure to clarify when the Acquired Fund will be closed to investments.

Response:	The Registrant has revised the disclosure to clarify that approximately two business days before the Reorganization is scheduled to occur, the Acquired Fund will be closed for any investment.

Comment 10:	Capitalization Table

Comment:	Please update the capitalization table to reflect data from within 30 days of the filing of each Registration Statement.

Response:	The Registrant has revised the disclosure in the manner requested.

Lisa N. Larkin, Esq.
November 4, 2021

Comment 11:	Appendix B

Comment:	Please supplementally confirm that the Summary Prospectus will be included with the definitive filing.

Response:	The Registrant confirms that the Summary Prospectus will be included with the definitive filing.

Comment 12:	Tax Opinion

Comment:	Please supplementally confirm the manner in which the final Tax Opinions will be filed.

Response:	The Registrant intends to file the final Tax Opinions in a post-effective amendment following the closing of the Reorganizations.

Please contact me at 610-669-9296 or anthony_coletta@vanguard.com with any questions or concerns regarding the above.

Sincerely,

/s/ Anthony Coletta

Anthony V. Coletta, Jr.
Senior Counsel
The Vanguard Group, Inc.